June 21, 2007

David H. Fater
President and Chief Executive Officer
Vicor Technologies, Inc.
2300 Corporate Boulevard, Suite 123
Boca Raton, Florida 33431

> **Re:** **Vicor Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 8, 2007**
> **File No. 333-142948**

Dear Mr. Fater:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to our prior comment 1. Please revise your document to state that your selling shareholders "will" sell at the disclosed fixed price, rather than stating that the selling shareholders "expect" to sell at the disclosed fixed price.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (via fax)   Robert C. White, Jr.
                 Howard Burnston